Exhibit 2
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[Photograph of Corporate Building]
Resolutions Adopted During its Shareholders' Meeting

Contacts:
--------

Arturo D'Acosta Ruiz                                             Blanca Hirani
Alejandro de la Barreda                                      Melanie Carpenter
Tel: 525-55-261-8037                                         Tel: 212-406-3693
abarredag@mail.desc.com.mx                                bhirani@i-advize.com


                                   [Desc Logo]

           Desc Announces Resolutions Adopted During its Ordinary and
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                       Extraordinary Shareholders' Meeting
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         Mexico City, December 4, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced today the resolutions adopted during its Ordinary and Extraordinary Shareholders' Meeting held on November 29, 2001. Among the most important resolutions approved were:

|X| The cancellation of treasury shares repurchased by the Company which amounted to 152,284,295 as follows: 48,785,000 of Series "A" shares, 60,088,140 of Series "B" shares and 43,411,155 of Series "C" shares; with 1,369,079,376 outstanding shares remaining. This measure is expected to improve the liquidity of the stock.

|X| The merger of Desc, S.A. de C.V. with its subsidiary Girsa, S.A. de C.V., being Desc, S.A. de C.V. surviving entity and Girsa, S.A. de C.V., the merged company. The goal of this reorganization is to rationalize the administrative and accounting functions of the Company.

|X| A resolution to amend the by-laws of the Company to comply with the new provisions of the Mexican securities market law and adopt changes that improve Desc's management structure and corporate governance practices.


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Desc, S.A. de C.V. is one of Mexico's largest industrial groups with sales of approximately US$2,400 million and EBITDA of US$350 million during 2000. Its subsidiaries operate in the Autoparts (Unik), Chemical (Girsa), Food and Real Estate (Dine) industries.







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